Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three months ended March 31,
	2015	2014
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$33,843	$13,507
Add:
Distributed income of unconsolidated joint ventures	2,719	1,318
Amortization of capitalized interest	513	128
Interest expense	13,089	14,920
Portion of rent expense - interest factor	536	523
Total earnings	50,700	30,396

Fixed charges:
Interest expense	13,089	14,920
Capitalized interest and capitalized amortization of debt issue costs	1,438	832
Portion of rent expense - interest factor	536	523
Total fixed charges	$15,063	$16,275

Ratio of earnings to fixed charges	3.4	1.9

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended March 31, 2015, includes a $13.7 million gain on the sale of our equity interest in the Wisconsin Dells joint venture.